HODGSON RUSS LLP ATTORNEYS

John J. Zak

Partner
Direct Dial: 716.848.1253
Direct Facsimile: 716.819.4617

jzak@hodgsonruss.com

September 5, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington, D.C. 20549

Attn: William Demerest, Staff Accountant

Ladies/Gentlemen:

Re:     Realmark Property Investors Limited Partnership - II; Realmark Property Investors Limited Partnership - III; Realmark Property Investors Limited Partnership - V; Realmark Property Investors Limited Partnership - VI-A

In response to the staff’s comment letter dated July 17, 2008 and on behalf of each of the above-referenced partnerships, this will advise you that each partnership has filed an amendment on Form 10-K/A as of the date of this letter that provides an assessment and a conclusion as to the effectiveness of each partnership’s internal control over financial reporting as required by Item 308T(a) of Regulation S-K.

These amendments also set forth revised disclosure with respect to management’s conclusions regarding the effectiveness of the partnership’s disclosure controls and procedures as of the end of the fiscal year covered by the report.

Pursuant to your request, each partnership acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure and response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the amendments, please contact the undersigned.

Very truly yours,

HODGSON RUSS LLP

By: /s/ John J. Zak
     John J. Zak

JJZ/mah

cc: Joseph M. Jayson